UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub: Outcome of the Board Meeting held on October 29, 2021

I.	Unaudited Financial Results for the Second Quarter and Half Year ended September 30, 2021

The Board of Directors of the Company at its meeting held on October 29, 2021, have considered and approved the Unaudited Consolidated and Standalone Financial Results of the Company for the Second Quarter and Half Year ended September 30, 2021.

In this regard, please find enclosed herewith the following:

1.	The Unaudited Consolidated and Standalone Financial Results of the Company for the Second Quarter and Half Year ended September 30, 2021 (‘Financial Results’); Exhibit 99.2

2.

Limited Review Report for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co. LLP, Chartered Accountants, in terms of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015; Exhibit 99.3

3.	A Press Release in respect to the Financial Results; and Exhibit 99.4

4.	Investor Presentation on the Financial Results. Exhibit 99.5

II.	Scheme of Arrangement for the transfer of balance of General Reserve to Retained Earnings

The Board of Directors of the Company, basis the recommendations of the Audit & Risk Management Committee and Committee of Independent Directors of the Company, at its meeting held on October 29, 2021 approved the Scheme of Arrangement between the Company and its shareholders under Section 230 and other applicable provisions of the Companies Act, 2013 (“Act”) (“Scheme”). The Scheme inter alia provides for capital reorganization of the Company, whereby it is proposed to transfer of amounts standing to the credit of the General Reserves (as defined in the Scheme) to the Retained Earnings (as defined in the Scheme) of the Company with effect from the Appointed Date (as defined in the Scheme).

The Scheme is subject to receipt of regulatory approvals/ clearances from the Hon’ble National Company Law Tribunal, Mumbai Bench, Securities and Exchange Board of India (through BSE Limited and National Stock Exchange of India Limited), BSE Limited and National Stock Exchange of India Limited (collectively referred to as “Stock Exchanges”) and such other approvals/ clearances as may be applicable.

The Scheme along with supporting documents filed with the Stock Exchanges, shall be disclosed on the Company’s website www.vedantalimited.com in accordance with provisions of applicable law.

Pursuant to the Scheme, the Company will possess greater flexibility to undertake capital related decisions and reflect a much efficient balance sheet of the Company. The Scheme is in the interest of all stakeholders including public shareholders.

In terms of the Listing Regulations read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015, we are furnishing herewith the requisite details in Annexure A hereto. Exhibit 99.1

We request you to kindly take the above information on record.

Forward looking statement:

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated July 19, 2021. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’website,www.sec.gov.

Exhibits

Exhibit 99.1:	Annexure A

Exhibit 99:2:	The Unaudited Consolidated and Standalone Financial Results of the Company for the Second Quarter and Half Year ended September 30, 2021 (‘Financial Results’);

Exhibit 99:3:	Limited Review Report for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co. LLP, Chartered Accountants, in terms of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015;

Exhibit 99.4:	A Press Release in respect to the Financial Results; and

Exhibit 99.5:	Investor Presentation on the Financial Results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2021

VEDANTA LIMITED

By:	/s / Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer